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MAR 0 2 2007
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07004803

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010106 (MM/DD/YY) AND ENDING 123106 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. Investments, Inc. D/B/A Stark, Salter + Smith

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 Roadside Dr. #215
(No. and Street)

Agoura (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Stark, Jr. (818)735-9868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.D. Gourley & Co.
(Name – *if individual, state last, first, middle name*)

501 S. First Ave., Suite C, Arcadia, CA 91006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

AB 3/17

OATH OR AFFIRMATION

I, Stephen T. Stark, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stark, Salter & Smith, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GAIL B. DE ANDE
Commission # 1644413
Notary Public - California
Los Angeles County
My Comm. Expires Feb 20, 2010

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

We have audited the accompanying statement of financial condition of I. E. INVESTMENTS, INC., dba STARK, SALTER & SMITH, as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I. E. INVESTMENTS, INC., dba STARK, SALTER AND SMITH, as of December 31, 2006 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



R. D. Gourley & Co.
Arcadia, CA

February 16, 2007

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current Assets		
Cash and Cash Equivalents (Notes 1 & 4)	$	280,778
Advances		19,431
Prepaid Taxes		1,267
Total Current Assets		301,476
Investments		
Marketable Securities (Note 5)		9,237
Furniture and Equipment, at Cost,		73,857
Accumulated Depreciation		(73,857)
Furniture and Equipment (Net)		
Other Assets		
Deposits		5,583
Total Other Assets		5,583
Total Assets	$	316,296

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Expenses	$	59,631
Clearing Payable		6,853
Trade Date Advances SW		17,062
Total Current Liabilities		83,546
Total Liabilities	$	83,546

STOCKHOLDERS' EQUITY

Common Stock, $100 Stated Value 100,000 Shares Authorized, 1,000 Shares Issued and 1,000 Shares Outstanding		100,000
Retained Earnings		132,750
Total Stockholders' Equity	$	232,750
Total Liabilities and Stockholders' Equity	$	316,296

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues		
Commissions	$	2,730,197
Interest Income		11,288
		2,741,485
Operating Expenses		
Officers' Compensation		1,128,500
Wages		702,605
Commissions		38,523
Occupancy and Equipment		197,569
Clearing		104,344
Travel, Entertainment, Meals		132,382
Communications		47,977
Insurance		114,373
Payroll Tax		70,615
Legal & Accounting		24,514
Office Supplies		37,587
Automobile Leases		32,283
Dues and Subscriptions		5,597
NASD/SIPC Dues		4,010
Contributions		4,882
401(k) Employer		93,689
Other Expenses		1,093
Total Operating Expenses		2,740,543
Income from Operations		942
Unrealized Loss - Marketable Securities		(1,317)
Loss before Income Tax		(375)
Provision for Income Tax (Note 6)		8,394
Net Loss	$	(8,769)
Retained Earnings at The Beginning of the Year		141,519
Retained Earnings at The End of the Year	$	132,750

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Cash Received from Brokers	$ 2,730,197
Interest and Dividends Received	11,288
Cash Paid to Suppliers and Employees	(2,700,535)
Contributions Paid	(4,882)
Income Taxes Paid	(6,455)
Net cash provided (used) by operating activities	29,613
Cash flows from investing activities:	
Net cash provided (used) by investing activities	
Net increase (decrease) in cash and equivalents	29,613
Cash and equivalents, beginning of year	251,165
Cash and cash equivalents, end of year	$ 280,778

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

Reconciliation of net income to net cash provided by operating activities:	
Net Loss	$ (8,769)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in Prepaid Expenses	1,939
(Increase) decrease in Other Assets	(14,582)
Increase (decrease) in Accrued Liabilities	51,025
Total adjustments	38,382
Net cash provided (used) by operating activities	$ 29,613

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2006

Paid in Capital		
Common Stock		$ 100,000
Retained Earnings At Beginning of the Year	$ 141,519	
Add:		
Net Income	(8,769)	
Retained Earnings at End of Year		132,750
Total Stockholders' Equity		$ 232,750

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
(See Accountant's Report)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Company, located in Agoura, California, is a **brokers' broker** registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company acts as an agent for principals in the buying and selling of municipal bonds.

Transactions are recorded on a **settlement date** basis, generally the third business day following the transaction's trade date. The Company utilizes a continuous net settlement process through its clearing agent, Southwest Securities, Inc., a subsidiary of SWS Group, Inc.

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized.

Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

Income Taxes -The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of **current and deferred taxes** payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates.

Cash and Cash Equivalents-For the purposes of the **Statement of Cash Flows**, the Company has defined cash equivalents as highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

Estimates -The accompanying financial statements have been prepared in accordance with generally accepted accounting. The financial statements reflect estimates and judgments made by management, which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – BROKER RECEIVABLES AND PAYABLES

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Therefore, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2006 was $204,110. This exceeded minimum net capital requirements by $54,110.

NOTE 4 – CASH AND CASH EQUIVALENTS

The total of cash and cash equivalents at December 31, 2006 is $280,778. A $195,000 US Treasury bill valued at $194,622 matures January 18, 2007.

NOTE 5 – INVESTMENTS

The Company holds three hundred shares of the National Association of Security Dealers available for sale, which are recorded at fair market value. A haircut of fifteen percent has been taken for the computation of minimum net capital.

NOTE 6 – INCOME TAXES

The total provision for income taxes in the amount of $8,394 is comprised of $5,002 current federal income tax, and $3,392 state franchise tax. There were no material differences requiring a provision for deferred taxes during the year.

I. E. INVESTMENTS, INC.
Dba STARK, SALTER & SMITH
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006
(See Accountant's Report)

NOTE 7 – COMMITMENTS

The Company is obligated under the terms of three non-cancelable operating leases. The monthly lease payments are $1,214.37, $520.61 and $980.31 with termination dates of August 2007, October 2008 and January 2009, respectively. The Company is obligated under a sixty-month lease agreement started September 1, 2003 for its office space. The lease provides for rental escalations of 3% each lease anniversary date. The current monthly rental is $6,395. The aggregate of these financial commitments over the next five-year is presented.

2007	$104,467
2008	71,160
2009	980
2010	-0-
2011	-0-

NOTE 8 – EMPLOYEE SAVINGS PLAN

The Company adopted a 401(k) employee savings plan effective January 1, 1999. The Company amended this plan effective January 1, 2003. The plan now contains provision for Company profit sharing contributions. An employer contribution of $58,065 was made for the year ended December 31, 2005 and a minimum employer contribution of $35,624 was accrued for the year ending December 31, 2006. The Company did not make any matching contributions during the plan year ended December 31, 2006.

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE I

UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Capital		
Total Stockholders' Equity	$ 232,750	
Add:		
Total Capital		$ 232,750
Less:		
Non-Allowable Assets	26,281	
		26,281
Net Capital Before Haircuts		206,469
Haircuts on Securities		
USGovernment Obligations	973	
Stocks and Warrants	1,386	
Total Haircuts		2,359
Net Capital		$ 204,110
Minimum Dollar Net Capital		150,000
Excess Net Capital		$ 54,110

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE II
RECONCILIATION OF COMPANY'S
COMPUTATION OF NET CAPITAL AND
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Total Ownership Equity	
Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report	$ 204,113
Qualified Net Capital Per Audit Report	204,110
Difference-Rounding	$ 3

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

Credits	$ -0-
Debits	-0-
Total Requirement	-0-
Amount on Deposit in Reserve	-0-
Reserve Requirement Per Unaudited Report	-0-
Difference Unaudited versus Audited Report	$ -0-

Pursuant to rule 15c3-3, pertaining to k(2)(ii), Stark, Salter, & Smith is exempted from "Computation For Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2006

	NUMBER OF ITEMS	AMOUNT
Customer's fully paid securities and excess margin securities not in the firm's possession or control (for which instructions to reduce to possession or control had been issued as of December 31, 2004 but for which for required action was not taken by the firm within the time frame specified under Rule 15c3-3)	0	$ -0-
Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	0	$ -0-

Pursuant to rule 15c3-3, pertaining to k(2)(ii), Stark, Salter & Smith is exempted from "Computation for Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2006

Subordinated Borrowings	-0-
Current Year Borrowings	-0-
Subordinated Borrowings At the End of the Year	$ -0-

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT



R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

In planning and performing our audit of the financial statements and supplemental schedules of I. E. INVESTMENTS, INC., dba STARK, SALTER AND SMITH for the year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

The NASD has conducted their examination of the Company's procedures as they apply to the NASD rules. The Company is responding directly to the NASD regarding matters addressed in the Exit Conference.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related, regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for those stated in the preceding paragraph, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



R. D. Gourley & Co.
Arcadia, California
February 16, 2007

END